Exhibit 99

HESPERIA HOLDING, INC. REACHES AN UNDERSTANDING WITH FRONTIER HOMES FOR 500 NEW HOMES.

LAS VEGAS, NV – (PRNewswire – FirstCall) –– Hesperia Holding, Inc. (OTC Bulletin Board: HSPR- News) – November 1, 2005 – Hesperia Holding, Inc. is pleased to announce it has reached an arrangement with Frontier Homes, a major tract home developer in the Inland Empire. Frontier Homes anticipates building over 500 homes in the coming year and will place final purchase orders with Hesperia Truss, Inc.

Frontier Homes recently announced its integration with Prestige Homes. This gives them the chance to compete directly with top California and national builders. They are expected to build 1200 homes this year and 2000 in 2006. This past summer Hesperia Truss Inc. has built over 168 home roof packages for Frontier Homes and has been building on this new relationship. With this latest agreement Hesperia Truss, Inc. anticipates to add 3.5 million in revenue in 2006.

With the addition of the Open Joist product and tract developers, Hesperia Truss, Inc. is quickly moving the company into a new market. Traditionally, Hesperia focused its business of truss manufacturing to the custom home and commercial market segments. However, in the last year Hesperia has chosen to diversify its focus into other sectors of the market, such as the national distribution channels, regional re-sale outlets, new products market and tract homes with large developers.

Hesperia Holding, Inc. anticipates showing strong growth in the third quarter from this new business plan. Home Depot stores are included in this new plan while Hesperia is continues to expand its sales territory. Hesperia is always looking to add potential new products & customers to its sales line.

Finally, Hesperia plans to expand its territory to the entire western half of the United States continuing to target its products to the multi-family unit, and commercial markets through its relationship at the selected Home Depot stores, commercial developers, engineering firms, contractors and framing companies. Furthermore, Hesperia hopes to be a national leader in the sales of open web trusses through its arrangement with Open Joist 2000 over the next few years.

About Hesperia Holding, Inc.:

Hesperia Holding, Inc. is a holding company, operating through two wholly-owned subsidiaries; Hesperia Truss, Inc. and Pahrump Valley Truss, Inc. We currently service southern California and Southern Nevada. Our subsidiaries manufacture custom-built floor and roof trusses. Our operation is set up to design, manufacture and transport floor and roof trusses. Floor trusses are used for multi-story structures, and as such are used as substitutes for floor joints. We specialize in producing floor trusses for all size projects up to 30 feet long and 28 inches deep. While floor trusses are more cost-effective for most projects than other engineered joists, each truss is custom designed to fit the specification of each respective project. The floor trusses are open web, providing space for plumbing, electrical and ductwork. Roof trusses are used for both single-story and multi-story structures.

Forward Looking Statements:

This press release may contain statements that constitute “forward-looking statements” as defined under U.S. federal securities laws. Generally, the words “believe,” “expect,” “intend,” “estimate,” “anticipate,” “establish,” “project” and similar expressions identify forward-looking statements, which generally are not historical in nature. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Hesperia’s historical experience and its present expectations or projections. These risks include, but are not limited to, Frontier Homes building 500 homes in the coming year; a continuing relationship between Frontier Homes and Hesperia Truss; actual revenues produced under the arrangement with Frontier Homes; actual distribution of the Open Joist Contract; our continued relationship with Home Depot; ability to expand our sales throughout the Western United States; our ability to become an industry leader; changes in economic conditions; the competitive environment within the construction and truss industry, including actions of competitors and changes in the home and commercial construction business; our ability to capture market share; the effectiveness of our advertising and marketing programs; fluctuations in the cost and availability of raw materials or necessary services; our ability to avoid production output disruptions; our ability to achieve earnings goals; regulatory and legal changes; our ability to penetrate developing and emerging markets; litigation uncertainties; and other risks discussed in our filings with the SEC, including our Annual Report on Form 10-KSB, Quarterly Reports on Form 10-QSB, and Current Reports on Form 8-K, which reports are available from the SEC. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. We undertake no obligation to publicly update or revise any forward-looking statements to reflect current events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Contact:

Hesperia Holding, Inc.

Bill Nalls 760-244-8787	Fred Smith 760-244-8787
Chief Operating Officer	Investor Relations